OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

U.S. Estate Planners, Inc.

30 N. Gould Street
Suite R
Sheridan, WY 82301

www.USEstatePlanners.com



100 shares of Common Shares

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum purchase of 1,070* Common Shares ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum purchase of 100 Common Shares ($10,000)

Company	**U.S. Estate Planners, Inc.** (www.USEstatePlanners.com)
Corporate Address	30 N. Gould Street., Suite R, Sheridan, WY 82301
Description of Business	Estate Planning by Subscription, Trust Administration, Insurance Brokerage, and Records/Document Vault Storage Services
Type of Security Offered	Common Shares
Purchase Price of Security Offered	$100 USD
Minimum Investment Amount (per investor)	$500 USD

The 10% Bonus for StartEngine Shareholders

U.S. Estate Planners, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 Common Shares at $100 / share, you will receive 1 Common bonus shares, meaning you'll own 11 shares for $1,000.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

U.S. Estate Planners, Inc. (USEP) is in the business of providing **(1)** Estate Planning document preparation services by subscription to the General Public, **(2)** Disaster-proof Records Management/Storage, **(3)** Insurance Brokerage Services, **(4)** Trust & Estate Fund Management and Administration Services to individuals/families to assure proper administration and oversight of their on-going legacy goals, and **(5)** Estate Planning employee group benefit to help the masses in an installment structured environment to help people begin prudent and proper Estate Planning. USEP performs these services through its agreements with Baker Tilly and Iron Mountain as back-office support resources, along with and through a national network of agents to which will pay affiliation fees and be contractually obligated and required to generate engaging clients and revenue through the commitment of bringing at least one engaging client every 6 months or pay an annual non-production fee of $295.95 per REP™ Agent. Annual REP™ Agent affiliation fees charged to REP™ Agents shall be $29.95 per month for 10 Years/120 Months. Client Estate Plan subscription is an initial processing fee of $399.95 + $49.95 per month (Single Persons) or $79.95 per month (Married Persons) for 20 Years/240 Months + not less than $40,000 paid to USEP upon their death/passing.

Sales, Supply Chain, & Customer Base

The sale and supply chain will go through USEP's national REP™ Agent network, with contractual production and revenue requirements in order to maintain REP™ professional designation and affiliation with USEP. The majority of Clients and Customers will come through the REP™ Referring Agent network. Over time the general public will come to know USEP and its services through this national REP™ Agent Network and widespread social media and various marketing promotions.

Competition

At this time we believe there is no known organization that provides a matching range of services in one single place, and certainly, none that provide an Estate Plan by continued subscription fully backed by Final Expense [Life] Insurance so to protect the Company. This operational model, adopted by USEP, has been used for decades in the life and health insurance industry, which creates rapid growth and widespread revenue generation with significant operational efficiencies.

Liabilities and Litigation

The company has no current liabilities or litigation.

The team

Officers and directors

A.W. March	Managing Director, National REP™ Agent Network & Brokerage Operations
Valarie March	Managing Director, Secretary, Treasurer, Corporate Operations
Mason Foulk	Managing Director, Strategic Partnerships

A.W. March
More than 20 Years of Complex Financial, Insurance, and Estate Planning Experience. Mr. March attended The University of North Carolina and studied Business Administration and Finance. He also received an MBA in Finance from Stafford/Staffordshire University (London, U.K.), and a Law Degree/Juris Doctorate (in Legacy and Estate Planning) from Stafford/Staffordshire University (London, U.K.). Experience: A.W. March has spent the last two years helping build the structure of U.S. Estate Planners handling partnerships, service providers, and the build-out of the REP™ National Network. This full-time position was formally recognized in March of 2018 through the firm's registered incorporation in preparation for the launch of the firm's formal operations. Prior to that A.W. spent 5 years (2011 - 2016) as the CEO of The CGA Exchange - an IRS Approved Public Charity focused on advanced planned giving structures and the exchange of tax-trapped illiquid assets to help mitigate taxation and elevate donor estate exposure while building educational platforms for a proposed national agent/advisor network. Mr. March has extensive further experience through his work with [ING] Advanced Planners/Wealth Advisors Brokerage (1999 - 2010), and further with Pro Player Financial (1996 - 2009) helping persons of high-level net-worth (and their advisors) create prudent solutions for tax mitigation, retirement, asset protection, asset preservation, and multi-generational legacy planning. A.W.'s role with U.S. Estate Planners is to make sure the firm follows its mission to be a market leader as a National Estate Planning, Records Management, and Insurance Brokerage. This involves keeping the firm's national and local relationships intact with alliance partners and its REP™ national network to create efficiencies in function and process. 2011-2016- A.W. March served as CEO of CGA Exchange Mr. March also holds or has held the following professional designations, credentials and certifications; CEP™ | Certified Estate Planner™ REP™ | Registered Estate Planner™ RFC™ | Registered Financial Consultant™ CETA™ | Certified Exit & Transition Advisor™ CMAA™ | Certified Merger & Acquisition Advisor™ U.S. Patent Holder for the development of the innovative records management system to "Transfer Vital Records during times of Emergency", See U.S. Patent No. US6034605A

Valarie March

Nearly 30 Years of Accounting and Business Operations Experience. Mrs. March attended The Ohio State University and studied Business Accounting and Economics. Experience: Valarie March has spent the last two years helping build the structure of U.S. Estate Planners as the firm's Secretary, Treasurer, and Chief Operations Officer. This full-time position was formally recognized in March of 2018 through the firm's registered incorporation in preparation for the launch of the firm's formal operations. Prior to that Valarie spent 3 years (2013 - 2016) as the Vice President of Operations for The CGA Exchange - an IRS Approved Public Charity focused on advanced planned giving structures and the exchange of tax-trapped illiquid assets to help mitigate taxation and elevate donor estate exposure while building educational platforms for a proposed national agent/advisor network handling executive level operations, human resource, and accounting operations. Valarie's role with U.S. Estate Planners is to handle the functional day-to-day operations of the firm, from its human resources, accounting, and national operation requirements to assure the fluid and functional operational efficiencies. Mrs. March also holds or has held the following professional designations, credentials and certifications; REP™ | Registered Estate Planner™ CETA™ | Certified Exit & Transition Advisor™

Mason Foulk

More than 5 Years of Strategic Business Operations. Mr. Foulk attended Defiance College and studied Business Administration and Corporate Wellness, and is currently working towards his MBA in International Business Logistics. Experience: Mason Foulk has spent the last two years helping build the structure of U.S. Estate Planners as the firm's National Director of REP™ Agent Support Operations. This full-time position was formally recognized in March of 2018 through the firm's registered incorporation in preparation for the launch of the firm's formal operations. Prior to U.S. Estate Planners, Mason worked in the Accounting/Audit Division of Product Support at US Yachiyo - a direct Honda Vendor, and Director with The CGA Exchange (2014 - 2016) - an IRS Approved Public Charity focused on advanced planned giving structures and the exchange of tax-trapped illiquid assets to help mitigate taxation and elevate donor estate exposure while building educational platforms for a proposed national agent/advisor network. Mason's role with U.S. Estate Planners is in support of the firm's Strategic Alliance Partnerships, Vendors, and Agent channels. Mrs. Foulk also holds or has held the following professional designations, credentials and certifications; REP™ | Registered Estate Planner™ CETA™ | Certified Exit & Transition Advisor™

Number of Employees: 2

Related party transactions

The Company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- 1.) **The risk is the time it will take to built a national REP™ (Registered Estate Planner™) Agent network. During this phase the company will be spending capital in an effort to promote and inform. This time factor will determine when operational efficiencies and profitability can be realized. The firm has a relatively short-term horizon of 5 years in which to build the majority of its national REP™ Agent Network.** A risk to the company is the time it will take to on-board or enroll professionals as an REP™ Referring Agent and build out its national network. This takes a typical marketing effort to reach professionals (i.e. insurance agents, etc.) to entice them to join U.S. Estate Planners (USEP) as an REP™ Referring Agent for on-line enrollment to which will obligate the professional agent to bring at least (1) one engaging client to USEP each year. The business model is strong for when there are thousands of agents there will be thousands of engaging clients each year. The initial phase of "ramp-up" is the revenue risk period to which has no certain time frame for completion other than a common goal for "as soon as possible". For this reason USEP will look toward major national strategic alliances to engage such professionals in large groups.

- 2.) **The price point of the Estate Plan package offered to Clients and price point to REP™ Agents.** USEP's Estate Plan package is its the entry into working with the client and providing other needed insurance and/or record storage services, all of which are highly profitable opportunities for USEP. There is no average benchmark price for an Estate Plan in the United States other than a broad range of $5,000 - $25,000 (mainly due to law firms charging high hourly rates for consultation and dialogue and due to the many components of an Estate Plan a client can choose from). USEP has priced its Estate Plan package at an initial origination fee of $399 (1% of the total cost) $49.95 per month for an Individual and $79.95 per month for a married couple (for 240 months). This creates an insurable interest in the client to which USEP shall place and pay for life insurance of at least $30,000 per person/client starting year 6 to protect and assure its future revenue return. USEP REP™ Agents shall have a structure in which USEP will waive the initial enrollment fee, and require the REP™ Agent to produce/deliver at least (1) one engaging Estate Plan client every 6 months for 10 years. Should the REP™ Agent not deliver an Estate Plan client for any given year they will be charged a fee of $295. REP™ Agents will also pay a monthly licensing & affiliation fee of $29.95 to USEP. USEP shall also receive 20% of all commissions for all insurance products written in support of the client's Estate Plan, thereby creating additional and substantial revenue over the minimum 10 year REP™ Agent Term. USEP will re-review its Estate Plan and REP™ Agent pricing every 6 months to make sure its pricing is not a detriment to Client engagement.

- 3.) **Appropriate marketing to professionals** Correct and appropriate marketing is an essential risk in every business. USEP will look to vertical marketing by attracting professionals to become REP™ Referring Agents through advertising in trade publications, alliance partnerships, and social media (among other specific venues). There is no way of knowing the results such marketing efforts will produce. This will be a substantial effort to get the word out to America's life & health insurance agents in an effort to invite and encourage them to become REP™ Agents.

- **4.) An efficient eCommerce platform** At the present time USEP does not have an eCommerce platform, which we feel to be essential to an efficient business engagement with clients and REP™ Referring Agents. The raise of capital will through crowdfunding will allow for the USEP website to be redeveloped with a strong eCommerce Platform to allow for fast efficient client and REP™ Referring Agent engagement.

- **5.) An efficient and integrated CRM program** The capture of Agent and Client data is essential to business operations/servicing, and a CRM system does this quickly and efficiently. USEP has identified several desired CRM partners to which will build out a CRM system that fully integrates with its desired eCommerce platform and client data profile integrations. Until this is done, work must be performed by hand with heavy data processing. The raise of capital through crowdfunding will allow USEP to have a powerful and customized CRM system to create such necessary operational efficiencies.

- **6.) Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- **7.) We rely on third parties to provide services essential to the success of our business** We rely on third parties to provide a variety of essential business functions for us, including website design, accounting, legal work, public relations, advertising, distribution, insurance companies, etc. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. In particular, we rely on a single partner in Baker Tilly International's India office for data processing to allow us to have added volume and servicing. A disruption in this partner's operations as one of our key suppliers could materially and adversely affect our business and we would need to have another support partner engaged, and though doing such is not catastrophic, it could cause delays in our business and as a result, your investment could be adversely impacted by our reliance on third parties and their performance.

- **8.) Marketing to Life & Health Insurance Agents nationwide to register as an REP™ Agent with U.S. Estate Planners, Inc.** Marketing to Life & Health Insurance Agents nationwide to register as an REP™ Agent with U.S. Estate Planners, Inc. will require capital and because of this requirement, this poses a risk. The majority of capital in early stages will be used in the marketing efforts to reach thousands of professional life and health insurance agents to encourage such persons to become an REP™ Agent. REP™ Agents are essential due to the fact that each REP™ Agent will provide at least 1 client per year to U.S. Estate Planners, Inc., creating thousands of clients for the company, and establish significant ultimate revenues and capital support to sustain current and future operations.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Mason A. Foulk, 100.0% ownership, Common Shares

Classes of securities

- Common Shares: 510,000

Common Shares

The Company is authorized to issue up to 1,000,000 shares of common stock. There are a total of 510,000 shares currently outstanding.

Voting Rights

The holders of the shares of the Company's Common Shares, par value of $0.0001, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding holders of Common Shares are not entitled to receive dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Shares will be a business decision to be made by the Board from time-based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Shares may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. The Company is not offering any such Dividend Rights.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Shares are entitled to share ratably in all of our assets remaining after payment of liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Common Shares are subject to and may be adversely affected by the rights of the holders of shares of any series Common Shares, and any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of U.S. Estate Planners, Inc., you will have limited ability, if at all, to influence Company policies or any other corporate matters, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, operations, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-06-01.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building the eCommerce platform through our website to be integrated with the real-time CRM system to capture order and enrollment information. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without additional revenue generation once this initial crowdfunding raise has been completed/realized. The majority of the funds will be used for various operational needs such as marketing to reach and engage thousands of professional life & health insurance agents to register and enroll as REP™ Agents with U.S. Estate Planners, Inc.

Successful marketing and promotion will lead to the enrollment and registration of professional Agents (REP™ Agents) who will have a contractual obligation for at least

10 years to deliver at least 2 new clients per year to the Company. This creates thousands of Clients and a continuous revenue source for the Company. Such results in optimal capital efficiency and operational support.

Financial Milestones

The company is investing for the continued growth of the U.S. Estate Planners brand, and like most companies during their initial phase of operations will generate sizeable net income losses as a result. Our estimates are based on the recruitment and registration of independent Life & Health Insurance Agents who become an REP™ Agent with the Company. The Company's goal is a to register at least 1,000 new REP™ Agents each year with a goal of 10,000 REP™ Agents registered over the next 10 years. NOTE: In the event the Company does not enroll 1,000 new REP™ Agents per year, operations will function by proportionately - meaning if there are 500 new REP™ Agents per yer enrolled, operations would need only 50% of the support which is in direct proportion to operational overhead and expenses.

These estimates can vary drastically as there is no way to know the number of REP™ Agents that will enroll or the number of Clients that will be engaged. The more exposure of the opportunity that the Company can release through various marketing opportunities, the greater the chance of REP™ Agent enrollment and affiliation, to which will spawn client engagement as a contractual obligation of REP™ Agent enrollment and affiliation.

Example: 1,000 registered REP™ Agents will result in 2,000 new Clients, paying an initial $399.95 totaling $799,900. Assuming 50% are Single Persons paying $49.95 per month and 50% are Married Couples paying $79.95 per month, this will provide the Company a continued Client revenue of $128,000 for 20 years + death benefit of $30,000 x 3,000 persons = $90,000,000. This is from just (1) one year of production isolating Client revenues. This does not take into consideration revenues from insurance commission share or REP™ Agent fees, which could create a substantial additional revenue opportunity for the Company.

Liquidity and Capital Resources

The Company is currently functioning based on volunteer work will begin generating immediate operating losses that will require the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under repeated crowdfunding offerings, equity or debt issuances, or any other method available to the Company.

The liquidity generated from crowdfunding will allow the company to operate for 1 year, and if the marketing efforts are met, will thereby generate significant Agent enrollment and registrations, which will in-turn generate significant Client enrollment and registrations due to contractual obligations placed on registering REP™ Agents. We believe this model will allow the Company to become self-sufficient due to the revenues it would collect from REP™ Agents and Clients produced from marketing and promotional efforts. The Company will continue to utilize its capital for such promotion to engage Agents nationwide as the core of its operational model.

With Agent and Client engagement, revenues will be realized. These revenues will allow for further funding opportunities through traditional sources such as banks and financial institutions through corporate lines of credit. The Company does not intend to carry significant debt but will do so in its early years as part of its leverage strategy. Company debt will be quickly repaid through revenue generation from further Agent and Client engagement and registration to which pay initial and on-going subscription fees to the Company.

Indebtedness

The Company has no outstanding debt at this time. The Company does not intend to carry significant debt but will do so in its early years as part of its leverage strategy. Company debt will be quickly repaid through revenue generation from further Agent and Client engagement and registration to which pay initial and on-going subscription fees to the Company.

Recent offerings of securities

None

Valuation

$51,000,000.00

Due to the Company being new, we have not undertaken any efforts to produce a valuation of the Company - as any such valuation would be purely speculative due to the vast market potential. The price of the shares merely reflects the opinion of the Company as to what would be fair market value and the anticipated market impact the Company feels it is poised to make, which is substantial. The Company feels it has a market value of at least $100,000,000,000 ($1 Billion). This is based on the potential enrollment of 2,000 new REP™ Agents per year for 10 years totaling 10,000 Agents. This would create 2 new clients per year or 20,000 new clients, potentially delivering a $45,000 return per client totals $900,000,000. Then add the revenue from Agent Fees and we have an estimated potential market value of $1,000,000,000 Value at a minimum. These figures do not include the substantial revenue that could be generated from Estate & Trust Fund management and administration to which would be an annual revenue over many decades, which could dwarf the estimated figures, potentially bringing the Company's value incrementally higher.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold

Total Proceeds (example):	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
R& D & Production	$500	$30,580
Marketing	$5,000	$30,000
Continued Crowdfunding	$1,000	$10,000
eCommerce Build	$1,400	$15,000
CRM Build	$1,500	$15,000
Total Use of Net Proceeds	$10,000/100%	$107,000/100%

We are seeking to raise a minimum of $10,000 (target amount) and up to $107,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $107,000, we believe the amount will last us 1 year and plan to use the net proceeds of approximately $107,000 over the course of that time as outlined above. The company's immediate goal is to build an eCommerce and integrated CRM platform to enable seamless online ordering and enrollment by clients and new REP™ Agents. This will be coupled with the immediate and on-going marketing effort to promote USEP to the insurance agent community through any and all venues felt appropriate by the Company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to its staff or personnel, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments and/or the development or promotion of the Company.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Annual Report

The company will ultimately make annual reports available at www.USEstatePlanners.com in a newly created "Investors" section, sub-labelled "Annual Report". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR U.S.
Estate Planners, Inc.

[See attached]

I, A.W. March, the Managing Director (Principal Executive Officers) of U.S. Estate Planners, Inc. hereby certify that the financial statements of U.S. Estate Planners, Inc. and notes thereto for the periods ending March 7, 2018 (beginning date of review) and June 2 5, 2018 (End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year of 2018 there are no reportable income or taxation returns as of yet.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the June 2 5, 2018.

____/S./ _A.W. March_____ (Signature)

_____ Managing Director ____ (Title)

_____June 2 5, 2018_____ (Date)

U.S. Estate Planners, Inc.

**FINANCIAL STATEMENTS
(UNAUDITED)**

Since Inception | March 7, 2018

U.S. Estate Planners, Inc.
Index to Financial Statements
(unaudited)

U.S. Estate Planners, Inc.
Index to Financial Statements
(unaudited)
Since Inception (March 7, 2018)

U.S. ESTATE PLANNERS, INC.
BALANCE SHEETS
Since Inception
MARCH 7, 2018

(unaudited)

Assets

Current Assets:

Cash	$	-
Total Current Assets		-

Non-Current Assets

Property, Plant & Equipment	-
Intangible Assets	-
Total Non-Current Assets	-
Total Assets	-

Liabilities and Equity

Current Liabilities

Trade and other borrowings	-
Short-term borrowings	-
Total Current Liabilities	-

Non-Current Liabilities	-
Long-term borrowings	-
Total Non-Current Liabilities	-
Total Liabilities	-

Stockholders' Equity

Common Stock, par value $0.0001 1,000,000 shares authorized, 510,000 issued and outstanding	51
Subscription receivable	(51)
Retained Earnings	-
Total Stockholders' Equity	-

Total Liabilities and Stockholders' Equity	$	-

U.S ESTATE PLANNERS, INC.
STATEMENTS OF OPERATIONS
Since Inception
FOR MARCH 7, 2018

(unaudited)

Revenue	$	-
Cost of Sales		-
Gross Profit		
Operating Expenses-		
General and Administrative		-
Total Operating Expenses		
Net Income	$	-

U.S ESTATE PLANNERS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
Since Inception
FOR MARCH 7, 2018

(unaudited)

| | Common Stock | | Subscription | Retained | Stockholders' |
	Shares	Amount	Receivable	Earnings	Equity
		$	$	$	$
	-	-	-	-	-
March 7, 2018					
Issuance of Founders Shares	510,000	51	(51)	-	-
Net Income	-	-	-	-	-
		$	$	$	$
	510,000	51	(51)	-	-

U.S ESTATE PLANNERS, INC.
STATEMENTS OF CASH FLOWS
Since Inception
FOR MARCH 7, 2018

(unaudited)

Cash Flows From Operating Activities		
Net Income	$	-
Net Cash Used in Operating Activities	$	-
Increase in Cash and Cash Equivalents		-
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	-
Supplemental Disclosures of Cash Information:		
Cash paid for interest	$	-
cash paid for income taxes	$	-
Non Cash Investing and Financing Activities:		
Subscription Receivable	$	51

NOTE 1 – NATURE OF OPERATIONS

U.S. Estate Planners, Inc. was formed on March 7, 2018 ("Inception") in the State of Wyoming due to the significant atvantages of incorporation in the State of Wyoming. The financial statements of U.S. Estate Planners, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sheridan, WY and will quickly expand to South Carolina to be strategically located on the East Coast.

U.S. Estate Planners, Inc. (USEP) is a Company established to provide help to Americans where help is needed most and solve the Estate Planning epidemic through a committed team of world-class experts and a National network of professional Agents/Advisors. Our structure is to provide a deep, extensive Estate Plan for Clients with clients paying just a fraction of the world-be cost and pay through monthly payments with USEP being fully compensated upon our Client's death through Life Insurance. Our model is to provide a service all responsible American's know they need and should have through an affordable structure all can appreciate. USEP also makes available Records Management/Storage, and Risk Mitigation through various Insurance Coverages. USEP's will operate as a National Estate Planning document preparation service, Records Management venue, and Insurance Brokerage, working directly with thousands of REP™ Referring Agents in back-office support as part of a prudent Estate Plan for adults of all ages.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 25, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from subscription payment from both Clients and Agents, as well as additional insurance-based revenue in support of the Estate Plans provided to Clients through our contracted USEP professional insurance Agents. All Clients will have life insurance placed on them making USEP the beneficiary to protect and assure our revenue, and all Agents will be contracted to deliver 2 pieces of new business at a minimum for 10 years. This equates to thousands of pieces of business and contractually places USEP to manage Trusts and Estate Funds for Clients passing assets to the next generation, creating substantial continuous revenue.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and the Wyoming state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority. The Company anticipates ultimately changing its domicile to Puerto Rico using Act 20 and Act 22 to reduce corporate income tax from 21% Federal to 3%, creating a substantial increase in profitability and capital efficiency.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company currently has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not party to any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 1,000,000 shares of our common stock with par value of $100. As of June 25, 2018 the Company has currently issued 510,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

None.

NOTE 7 – SUBSEQUENT EVENTS

None.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



U.S. Estate Planners is pending **StartEngine Approval.**

0
Investors

$0.00
Raised of $10K - $107K goal

U.S. Estate Planners
Estate Planning & Insurance Brokerage
Small OPO · Sheridan, WY · Business to Business · US Investors Only

Overview Team Terms Updates Comments Share

Join us in launching a national Estate Planning, Insurance Brokerage & Records Management Firm built to help millions of Americans through a national network of REP™ (Registered Estate Planner™) Agents.

www.USEstatePlanners.com



It is our information and belief that the majority of Americans are in desperate need of help to create a correct and compliant Estate Plan to properly protect their personal and business assets to include pre-determined medical directives crisis planning, and final legacy wishes. With no proper Estate Plan in place, it is impossible to have proper coverages, asset management, and tax planning in place, leaving the typical American at risk in life and in death.

ESTATE PLANNING
WHAT
WHAT HAPPENS TO YOUR STUFF AFTER YOU DIE
HOW
POWER OF ATTORNEY
PROBATE
WILL
TRUST
ADVANCED HEALTHCARE DIRECTIVE
Picasso
PRINCE
DIED WHITHOUT A WILL
WHY IMPORTANT
PROVIDE FOR FAMILY
PLAN FOR DISABILITIES
LOWER EXPENSES
REDUCE TAXES ON ESTATE
KEEP BUSINESS RUNNING SMOOTHLY
NapkinFinance.com

Death, it is an unfortunate, difficult, and absolute part of life, and the responsibility to make preparations to protect those we love and the life's work is obvious. However, still, we estimate more than 9 out of 10 American Adults do not have a current Estate Plan containing an up-to-date Will, Trust, and Medical Directives to properly protect [and direct] their wishes, leaving pressing burdensome decisions to family, destroying relationships & forcing losses that could have otherwise been prevented.

Our research has uncovered that the General Public often cites three primary reasons they do not have a current or complete Estate Plan; **1). <u>Cost</u>.** Because we believe that the typical Estate Plan is provided by a law firm, with no common benchmark price for the service, leaving a wide range in pricing from $5,000 to $25,000 on average. **2). <u>Complexity/Confusion</u>.** In our opinion, most people have no idea what they need and/or what Wills, Trusts, Medical Directives, Powers of Attorney, and/or how other aspects of Estate Planning can help them. USEP's Estate Plan package cuts through this complexity and confusion to provide specific easy to understand, purpose-driven documents (and coverages) to make Estate Planning clear and straightforward. **3). <u>Quality</u>.** With no common price point to reference, we believe the General Public has no way to quantify the value of one Estate Plan from the next. And so, most people do nothing - even though the result can be catastrophic to their family and their life's work. USEP's structure will provide access and an easy-to-understand process to allow America to finally get the help they need, affordably.



TRUSTS
WHAT
COLLECTION OF ASSETS
CASH
MUTUAL FUNDS
REAL ESTATE
BONDS
BONDS
SHARE CERTIFICATE
EQUITY SHARES
HELD AND PROTECTED TO LATER BENEFIT AND PASS DOWN TO
501c3 CERTIFIED
CHILDREN/GRANDCHILDREN OR AN ORGANIZATION
TRUST FUND BABIES
BIG TRUST FUNDS THANKS TO THEIR PARENTS
ADVANTAGES
SAVE MONEY
AVOID HIGH TAXES AND LEGAL FEES
PREVENT PROBATE
PROVIDE FUNDS FOR EDUCATION FOR FAMILY
NapkinFinance.com

U.S. Estate Planners (USEP) is structured for rapid success through multiple strategic growth and revenue generation plans stemming from its commitment to building a national REP™ Agent Network. It's initial alliance with two global icons; Iron Mountain (the world's largest Records Management Operation, servicing 94% of the Fortune 1000 with more than 30,000 people, as per their website), and Baker Tilly, among the world's largest, Top Tier Professional Services Firms (Consulting, Accounting, Audit, Legal, and Advisory - operating in 147 Countries, with more than 35,000 people, as per their website), provides incredible back-office resources and support to ensure success.

MINI NAPKIN
TRUSTEE
WHO
PERSON GIVEN THE POWER
TO MANAGE & ADMINISTRATE
CHARITIES
TRUST FUNDS
WILLS
PENSIONS
OTHER THINGS
HOW IT WORKS
TRUSTEE MANAGES & DISTRIBUTES FUNDS
TRUST
ASSETS
SETTLOR ESTABLISHES THE TRUST
BENEFICIARIES RECEIVE INCOME
NapkinFinance.com

USEP is establishing further alliances with the nation's largest Insurance and Financial Marketing Organizations, Tax Preparation firms, Trade Associations, and Independent Insurance Agencies in an effort to engage thousands of professionals to enroll and become an REP™ (Registered Estate Planner™), creating an army of [REP™] Referring Agents.



The REP™ Agent will provide a strong, consistent, and continuous revenue source to USEP in five (5) specific ways through; **1.)** The payment of an **Annual Licensing & Affiliation Subscription Fee** to become, and maintain, the REP™ professional designation of a one time $199.95 processing fee and $29.95 per month for 10 Years/120 Months, **2.) The requirement to deliver at least 1 engaging Estate Plan Client every 6 Months** or pay a $295 fee to USEP - creating thousands of clients and significant revenue, **3.) Writing/Placing Insurance Products in support of the Estate Plans provided to which we will receive 20% of the commissions** (Life Insurance, Long Term Care, Medicare Supplement, Medicare Advantage, Tax Mitigation, Executive Benefits, IRA/401K Retirement Account Rollovers/Annuities, and other insurance-based product/coverage placement) as a National Brokerage, **4.)** Through major **Client Estate Plan Subscription of an Initial Payment of $399.95 + $49.95 Per Month (Single Person) or $79.95 Per Month (Married Couple)** for 20 Years/240 Months + the collection of not less than a $40,000 Final Expense [Life] Insurance Policy on these clients upon their death/passing, and **5.)** By providing on-going **Trust & Estate Fund Management and Administration as part of each Estate Plan,** creating a strong on-going revenue source charging 3.95% of the total assets to be administered/managed (including incoming life insurance proceeds) and would continue each year over several generations.



USEP is a newly formed company that it is poised to deliver a stable and profound opportunity to investors with a low-risk profile by delivering a highly credible and continuous service to supply a desperate societal need. Join Us!

The Offering

Investment Offering/Opportunity

$100 per share of Common Shares | When you invest you are betting the Company's future value will exceed $51 Million.

The minimum investment position is for 5 Common Shares or $500 Per Investor.



This Offering is eligible for the **StartEngine Owners' 10% Bonus.**

For details on the bonus, please see the ***Offering Summary*** *below.*

Why U.S. Estate Planners™ Was Established

U.S. Estate Planners™ (USEP) is a Company established to provide help to Americans where help is needed most and solve the Estate Planning epidemic through a committed team of world-class experts and a National network of professional Agents/Advisors. Whether an Estate Plan, Records Management/Storage, or through Risk Management using various Insurance Coverages, USEP stands ready and able to help. USEP's will operate as a National Estate Planning document preparation service, Records Management venue, and Insurance Brokerage, working directly with thousands of REP™ Referring Agents in back-office support as part of a prudent Estate Plan.

At this time, to our knowledge, there is no known national Estate Planning, Records Management and Insurance Brokerage of this type in the USA.

Poised for Rapid Growth and Success

USEP is poised for explosive growth and rapid success. Our crowdfunding capital raise has a three-fold purpose.

1.) To **generate capital resources for the required initial and on-going marketing/promotional effort to reach thousands of Insurance Agents and Clients nationwide** to encourage Clients and Agents to engage and/or affiliate with USEP, and;

2.) To **raise capital resources for the build-out of an eCommerce and CRM platform** to integrate with and support the USEP website www.USestatePlanners.com, which is where our business will engage Clients and enroll REP™ Agents, and;

3.) To **obtain the necessary capital resources to fund dedicated corporate office space, equipment, and for hire of employees that will support and operate USEP**.

As an Investor, it is important to know USEP has multiple ways to achieve success. USEP feels it can deliver a stable and profound opportunity to investors with a low-risk profile. We invite you to become a shareholder and "Join Us" as we change the face of personal planning in America through a powerful new, Estate Planning approach, as opposed to the traditional retirement planning approach. As Estate Planners, our ability to see what most advisors cannot, affords real help to the Client and Agent, creating an opportunity to build a substantial national brand.





CROWDFUNDING
WHAT
RAISE FUNDS FROM MANY PEOPLE
HOW IT WORKS
IDEA
CAMPAIGN
SHARING
DONATIONS
GOAL
4 TYPES
FINANCIAL RETURN
NON-MONETARY REWARDS
EQUITY
LENDING
REWARD
DONATION
NapkinFinance.com

RISK VS. REWARD
WHAT
RISK
REWARD
UNCERTAINTY/ CHANCE OF LOSS
GAIN ON INVESTMENT
PYRAMID
US TREASURY BONDS
STYLES OF INVESTING
AGGRESSIVE
CONSERVATIVE
HOW
IS RISK CALCULATED?
COMPARE PRICES
NapkinFinance.com

USEP has multiple reasons to believe it will be successful. Market separators and highlights for positioned success:

- To our knowledge, there is no current national Estate Planning Agent-based network currently known in the United States.
- We believe there is not a Records Management/Storage service available to the General Public that can compete with the safety and security of our agreement with Iron Mountain who has more than 30,000 support personnel around the world, serving more than 250,000 customers (see www.IronMountain.com).
- USEP has an agreement with global giant Baker Tilly to provide Top-Tier Estate Plan, Professional Advisory services, and Service Fulfillment through more than 35,000 support personnel. (see www.BakerTillyInternational.com).
- USEP will serve as the back-office support to thousands of professional Advisors and Agents nationwide, who otherwise do not have direct access to Estate Planning, Records Management, and National Insurance Brokerage (to cover standard risks).
- USEP looks to build the nation's first national brokerage structured as an Estate Planning Advisory to help professional Agents gain a higher level of credibility to directly help the General Public.

These strategic advantages will provide clear market separation and opportunity to control what we believe to be an otherwise fragmented, under-served sector of a what we further feel to be a multi-trillion dollar advisory market.

The Back-Office to a National REP™ Agent Network



REP™
Registered Estate Planner™
U.S.EstatePlanners
Protecting a life's work™
U.S. Estate Planners™ alliance partners service 94% of the
FORTUNE
1000
IRON MOUNTAIN
IRM LISTED NYSE
Global Document Custody/Storage Partner
IRON MOUNTAIN
250,000+ Customers | 1,400 Locations | Used by 94% of fortune 1000
World's Safest Digital and Physical Document Vault Storage
U.S. Estate Planners™
Because no one is promised tomorrow™
Estate Planning | Records Management | Annuities | Tax Mitigation
Global Planning Partner
BAKER TILLY
30,000+ People | 126 Countries
Accounting | Audit | Advisory | Estate | Legal | Risk

U.S. Estate Planner's product is its position to service a major market demand for Estate Planning (now considered an epidemic) with the ability to be a back-office to thousands of REP™ Agents nationwide. The market for Estate Planning, Disaster-proof Records Management, Tax Mitigation, Trust Administration, and Insurance products to fortify and support the Estate Plans implemented is immense, and virtually unserviced. We believe Estate Planning is the highest level of personal planning, and U.S. Estate Planners (USEP) will deliver credibility

The attraction for REP™ Referring Agents is the ability to have U.S. Estate Planners (USEP) serve as their back-office to drastically increase their Credential, Credibility, Production, and Revenue. The old adage; 'If you can't beat' em, join 'em' is an appropriate perspective and reason why USEP is poised to grow very rapidly and create a substantial national army of professional agents known as an REP™ (Registered Estate Planner™) Agent, contractually obligated to refer Clients to USEP for many years. We believe the REP™ will have a dominating advantage over their

that typical professionals are unable to provide on their own without partnership with USEP. These alliances will provide for rapid growth and client engagement, which we feel will equate to substantial revenue and on-going success.

competitors, and deliver solutions and service unable to be matched in quality and price.


LIFE INSURANCE
WHAT
$ YOU PAY OVER TIME
INSURANCE CO
$ TO FAMILY WHEN YOU DIE
WHY BUY
COMMON TYPES
GETTING MARRIED
BUYING A HOME
HAVING A BABY
TERM LIFE VS. WHOLE LIFE
COVERAGE FOR LIMITED TIME
LOWEST PREMIUM
LIMITED PROTECTION
ENTIRE LIFE
HIGHEST PREMIUM
GUARANTEED INCOME
NapkinFinance.com

U.S. Estate Planners is unique from typical Brokerages for the following reasons;

- We have an agreement with Iron Mountain and Baker Tilly who have access to 65,000+ support team to assure coverage and service to the masses .
- Able to properly review client profiles as part of an Estate Plan, not as an insurance agent, to delivering superior credibility.
- As the Estate Planning Advsior to clients, providing annula updates for the life of our clients, our clients are loyal by default and when they pass, USEP will handle Trust Administration for generations.
- A rapid growth model due to making the typical insurance agent an REP™ (Registered Estate Planners™) Agent, affording greater authority, credibility, and respect in dealing with the General Public.
- Multiple revenue sources ranging from REP™ affiliation fees, to REP™ required production, insurance commission sharing, and Trust Administration creates significant revenue opportunities far beyond the standard one or two-dimensional brokerage approach.

USEP's ultimate success will come from its National REP™ Referral Agent Network generating business volume through comprehensive Estate Planning services (including Records Management, and Risk Management through Insurance placement) to the General Public.

How USEP Products & Services Are Unique

U.S. Estate Planners operational structure as a national Estate Planning firm creates a powerful trusted resource starting with a complete, and up-to-date Estate Plan documents designed to be fully fortified with appropriate insurances. This function will take place by creating a national network of REP™ Referring Agents engaged to bring business to USEP on a contracted, bi-annual basis, creating an Estate & Insurance Brokerage that will be taken more seriously, more respected, and able to quickly link prudent needed coverages with the Estate Plan package. With our growth model and focus on the REP™ (Registered Estate Planner™) Agent is poised for growth and production, creating a highly profitable and respected operation.

As an example; if a typical Agent produces only one piece of business per year - this would normally be considered failure across all levels when isolating that Agent. However, when there are several thousand agents, this creates several thousand pieces of new business, all of which allow for multiple ways in which USEP can generate revenue. Revenue opportunities range from **1.) REP™ Licensing & Affiliation Fees, 2.) Client Estate Plan subscription, 3.) Client Record/Document Storage subscription, 4.) Insurance products to support the Estate Plan provided to the Client, and 5.) on-going Trust & Estate Fund Management and Administration services contracted for generations**.


PROFIT MARGIN
WHAT
REPRESENTS THE PROFITABILITY OF A COMPANY
NET INCOME
TOTAL REVENUE
= PROFIT MARGIN
GROSS VS. NET
GROSS INCOME
NET INCOME
IMPORTANCE !!!
DETERMINES IF A BUSINESS IS DOING WELL
COMPARED WITH OTHERS IN SAME INDUSTRY
Walmart
PROFIT MARGIN JUST 3%!
INDUSTRIES W/
HIGHEST PROFIT MARGIN
LOWEST PROFIT MARGIN
BANKS
PHARMACEUTICALS
SOFTWARE
AUTOMOBILES
TRANSPORTATION
RETAIL
NapkinFinance.com

The ability to quickly identify, provide, implement, and solve many of the most pressing issues a person can have in life (and death) makes USEP what we believe to be a highly valuable and loyal relationship for both Agents and the General Public. With pre-packaged services, tools, global resources, and a structure built to function through a national network of REP™ Referring Agents, USEP has multiple paths to success. The creation of loyalty starts with making sure you are "needed". USEP is built to be "needed" in the short and long run by both the Professional Community and the General Public.



National Estate Planning Service

50 State document compliance, easy to understand, affordable, Estate Planning document preparation services to solve the Estate Planning epidemic in the United States - for all adults, with continuous updates for life!



National Records Management

Together with Iron Mountain, the General Public will get a safe, disaster-proof, Records Management & Storage service - a greater value than typical bank's safe deposit box in both size of storage and safety!



National Insurance Brokerage

By having direct access to client profiles and preparing their Estate Plans, it is prudent to provide the necessary coverages to protect the person, family, and their estate. Commissions/Revenues are shared with the REP™ Referring Agent!



National REP™ Agent Network

The REP™ National Network will be the heart of USEP operations, by having a national army of Referring Agents who's fees for affiliation & client production requirement will fuel USEP's revenue and national growth!

Becoming a Leader in our Market and Industry


ECONOMIES OF SCALE
WHAT
THE MORE YOU BUY OF SOMETHING, THE LESS IT COSTS.
$ AVERAGE COST PER ITEM
NUMBER OF ITEMS
HOW IT WORKS
INCREASED PRODUCTION
LOWERED COSTS + LOWER PRICES
CHEAPER PRODUCTS
MORE MARKET SHARES + REVENUES
MORE MONEY TO SPEND
Walmart
NapkinFinance.com

U.S. Estate Planners (USEP) will launch with the intention to be the market and industry leader as a national Estate Planning, Records Management, and Insurance Brokerage.

With the majority of American's not having proper Estate Planning in place (if any at all) our priority is to provide an available, understandable, and affordable way to get a complete Estate Plan finalized (structured to keep the client for life through annual subscription via Estate Plan updates) and fortify that plan with appropriate insurances and tax mitigation solutions. We believe the typical insurance agent or advisor is not looked upon as an "Estate Planner" and thus clients are not forthcoming with their complete personal profile of information, which hinders the professional's production and revenue, and disallows a serious, trusted-relationship with the individual or family.

USEP's top operational priority is to launch the effort to engage thousands of independent agents to become "REP™ Referring Agents", which shall serve as our national sales force. To our knowledge, there is no such current "captive" group of Estate Planning Agents known nationwide that provides a total Estate Plan subscription service and brokerage for the General Public. By providing such services through one source creates loyalty, rapid growth, credibility & continued revenue. USEP is poised to be the market leader in Estate Planning.

What Makes Our Team Special


Top Tier, Industry
Experts
with life
changing tools
Solving America's Estate Planning epidemic

Rarely does a new venture have the support and resource that rivals companies that have been in business for decades? USEP's agreement with Iron Mountain and Baker Tilly will provide support across more than 65,000 people, with vast resources to allow for growth and success. Knowing the required "human resource" can often be the most costly and dangerous part of any business operation. USEP will use commissioned REP™ Agents as its primary resource to not trap or overextend itself during its continuous growth phase. This operational luxury is rare and will be a primary contributor to USEP's success.

Invest in U.S. Estate Planners today!

The opportunity to invest in U.S. Estate Planners is now!

By allowing the General Public/Investors the ability to be a shareholder in U.S. Estate Planners, Inc. is a privileged opportunity that will be limited.

We believe that USEP is poised for growth and success, and raising capital through crowdfunding will provide USEP's with the opportunity to acheive our goals and establish our place in a market with a high demand for a one-stop-shop venue for all aspects of Estate Planning.

We invite you to be a part of new brokerage firm, structured to provide American's what we believe to be the help they need most, at a time when the age of America seeks much-needed clarification and a trusted partner to aid in establishing a living and lasting legacy.

We thank you in advance for investing in the future of Estate Planning. Welcome to real opportunity. Welcome to U.S. Estate Planners!


EQUITY
WHAT
EQUITY
WHAT IS OWNED
DEBT
WHAT IS OWED
TYPES
EQUITY IN
SHAREHOLDER
COMPANY
INVESTMENTS
VALUE
AMOUNT OWED
HOME EQUITY
REAL ESTATE
ASSETS
LIABILITIES
OWNER'S EQUITY
BUSINESS
NapkinFinance.com

Meet Our Team



A.W. March

Managing Director, National REP™ Agent Network & Brokerage Operations

More than 20 Years of Complex Financial, Insurance, and Estate Planning Experience. Mr. March attended The University of North Carolina and studied Business Administration and Finance. He also received an MBA in Finance from Stafford/Staffordshire University (London, U.K.), and a Law Degree/Juris Doctorate (in Legacy and Estate Planning) from Stafford/Staffordshire University (London, U.K.). Experience: A.W. March has spent the last two years helping build the structure of U.S. Estate Planners handling partnerships, service providers, and the build-out of the REP™ National Network. This full-time position was formally recognized in March of 2018 through the firm's registered incorporation in preparation for the launch of the firm's formal operations. Prior to that A.W. spent 5 years (2011 - 2016) as the CEO of The CGA Exchange - an IRS Approved Public Charity focused on advanced planned giving structures and the exchange of tax-trapped illiquid assets to help mitigate taxation and elevate donor estate exposure while building educational platforms for a proposed national agent/advisor network. Mr. March has extensive further experience through his work with [ING] Advanced Planners/Wealth Advisors Brokerage (1999 - 2010), and further with Pro Player Financial (1996 - 2009) helping persons of high-level net-worth (and their advisors) create prudent solutions for tax mitigation, retirement, asset protection, asset preservation, and multi-generational legacy planning. A.W.'s role with U.S. Estate Planners is to make sure the firm follows its mission to be a market leader as a National Estate Planning, Records Management, and Insurance Brokerage. This involves keeping the firm's national and local relationships intact with alliance partners and its REP™ national network to create efficiencies in function and process. 2011-2016- A.W. March served as CEO of CGA Exchange Mr. March also holds or has held the following professional designations, credentials and certifications; CEP™ | Certified Estate Planner™ REP™ | Registered Estate Planner™ RFC™ | Registered Financial Consultant™ CETA™ | Certified Exit & Transition Advisor™ CMAA™ | Certified Merger & Acquisition Advisor™ U.S. Patent Holder for the development of the innovative records management system to "Transfer Vital Records during times of Emergency", See U.S. Patent No. US6034605A



Valarie March

Managing Director, Secretary, Treasurer, Corporate Operations

Nearly 30 Years of Accounting and Business Operations Experience. Mrs. March attended The Ohio State University and studied Business Accounting and Economics. Experience: Valarie March has spent the last two years helping build the structure of U.S. Estate Planners as the firm's Secretary, Treasurer, and Chief Operations Officer. This full-time position was formally recognized in March of 2018 through the firm's registered incorporation in preparation for the launch of the firm's formal operations. Prior to that Valarie spent 3 years (2013 - 2016) as the Vice President of Operations for The CGA Exchange - an IRS Approved Public Charity focused on advanced planned giving structures and the exchange of tax-trapped illiquid assets to help mitigate taxation and elevate donor estate exposure while building educational platforms for a proposed national agent/advisor network handling executive level operations, human resource, and accounting operations. Valarie's role with U.S. Estate Planners is to handle the functional day-to-day operations of the firm, from its human resources, accounting, and national operation requirements to assure the fluid and functional operational efficiencies. Mrs. March also holds or has held the following professional designations, credentials and certifications; REP™ | Registered Estate Planner™ CETA™ | Certified Exit & Transition Advisor™



Mason Foulk

Managing Director, Strategic Partnerships

More than 5 Years of Strategic Business Operations. Mr. Foulk attended Defiance College and studied Business Administration and Corporate Wellness, and is currently working towards his MBA in International Business Logistics. Experience: Mason Foulk has spent the last two years helping build the structure of U.S. Estate Planners as the firm's National Director of REP™ Agent Support Operations. This full-time position was formally recognized in March of 2018 through the firm's registered incorporation in preparation for the launch of the firm's formal operations. Prior to U.S. Estate Planners, Mason worked in the Accounting/Audit Division of Product Support at US Yachiyo - a direct Honda Vendor, and Director with The CGA Exchange (2014 - 2016) - an IRS Approved Public Charity focused on advanced planned giving structures and the exchange of tax-trapped illiquid assets to help mitigate taxation and elevate donor estate exposure while building educational platforms for a proposed national agent/advisor network. Mason's role with U.S. Estate Planners is in support of the firm's Strategic Alliance Partnerships, Vendors, and Agent channels. Mrs. Foulk also holds or has held the following professional designations, credentials and certifications; REP™ | Registered Estate Planner™ CETA™ | Certified Exit & Transition Advisor™

Offering Summary

Maximum purchase of 1,070* Common Shares ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum purchase of 100 Common Shares ($10,000)

Company	**U.S. Estate Planners, Inc.** (www.USEstatePlanners.com)
Corporate Address	30 N. Gould Street., Suite R, Sheridan, WY 82301

Description of Business	Estate Planning by Subscription, Trust Administration, Insurance Brokerage, and Records/Document Vault Storage Services
Type of Security Offered	Common Shares
Purchase Price of Security Offered	$100 USD
Minimum Investment Amount (per investor)	$500 USD

The 10% Bonus for StartEngine Shareholders

U.S. Estate Planners, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 Common Shares at $100 / share, you will receive 1 Common bonus shares, meaning you'll own 11 shares for $1,000.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to its staff or personnel, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments and/or the development or promotion of the Company.

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Disclaimer

Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.